Exhibit 99.1
ORION ENERGY SYSTEMS, INC.
EMPLOYEE STOCK PURCHASE PLAN
Effective September 15, 2010

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ORION ENERGY SYSTEMS, INC.
EMPLOYEE STOCK PURCHASE PLAN
September 15, 2010
1. PURPOSE OF THE PLAN
     1.1. The purpose of the Plan is to allow eligible employees of Orion Energy Systems, Inc. and its subsidiaries to purchase shares of Orion Energy Systems, Inc. common stock on the terms permitted hereunder. The Plan is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Code.
2. DEFINITIONS
     2.1. For purposes of the Plan, the following terms when capitalized shall have the meanings given below, unless another definition is clearly indicated by a particular usage and context.
     (a) “Administrator” means the Senior Vice President — Human Resources of the Company or such other individual(s) specified by the Committee.
     (b) “Annual Compensation” means, effective with respect to a calendar year, (i) the gross wages paid by the Employer (prior to reductions under Code Section 125, 132(f)(4) or 402(g) or elective deferrals under any nonqualified deferred compensation plan) to such Eligible Employee in the prior calendar year; or (ii) with respect to an Eligible Employee who was not employed by the Employer for the entirety of the prior calendar year, the Eligible Employee’s annual rate of base compensation from the Employer as in effect on January 1 of such calendar year or the date of such individual’s employment with the Employer, as applicable.
     (c) “Board” means the Company’s Board of Directors.
     (d) “Code” means the Internal Revenue Code of 1986, as amended.
     (e) “Committee” means the Compensation Committee of the Board.
     (f) “Company” means Orion Energy Systems, Inc. or any successor thereto.
     (g) “Eligible Employee” means an individual who is employed in the United States, is reported on the Employer’s payroll as a common-law employee, and who has completed at least sixty (60) days of employment as a full-time employee of the Employer. For this purpose, a full-time employee is an employee whose customary employment is thirty-two (32) or more hours per week.
     (h) “Employee Loan” means the loan or loans made by the Company to an Eligible Employee to be used by the Eligible Employee to purchase Shares under the Plan.

     (i) “Employer” means the Company and its Subsidiaries; provided that the Committee may, in its discretion, exclude any subsidiary from being considered an Employer hereunder.
     (j) “Enrollment Form” means the form prescribed by the Administrator on which an Eligible Employee elects to participate in the Plan.
     (k) “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     (l) “Fair Market Value” means, per Share on a particular date, the closing sale price on such date on the national securities exchange on which the Stock is then traded, as reported in The Wall Street Journal, or if no sales of Stock occur on the date in question, on the last preceding date on which there was a sale of Stock on such exchange.
     (m) “Offering Date” means the first day of an Offering Period, with the first Offering Date being September 15, 2010.
     (n) “Offering Period” means each calendar quarter, with the first Offering Period beginning on September 15, 2010 and ending September 30, 2010.
     (o) “Participant” means an Eligible Employee who elects to participate in this Plan.
     (p) “Plan” means this Orion Energy Systems, Inc. Employee Stock Purchase Plan, as it may be amended from time to time.
     (q) “Purchase Date” means the date coincident with or immediately preceding the last day of an Offering Period on which the national stock exchange on which the Shares are traded is open.
     (r) “Section 16 Person” means a person subject to Section 16(b) of the Exchange Act with respect to transactions involving equity securities of the Company.
     (s) “Share” or “Stock” means one share of common stock of the Company, no par value (including the associated common stock purchase rights).
     (t) “Stock Sale Authorization Form and Transaction Request Instructions” means the form and instructions prescribed by the Administrator (and/or any agent or service provider) on which a Participant or former Participant elects to sell his or her Shares purchased under the Plan.
     (u) “Subsidiary” means any corporation or limited liability company in an unbroken chain of corporations or limited liability companies beginning with the Company if each of the corporations or limited liability companies (other than the last corporation or limited liability company) in the unbroken chain owns stock or equity interests possessing fifty percent (50%) or more of the total combined voting power of all classes of stock or equity interests in one of the other corporations or limited liability companies in such chain.

3. SHARES AVAILABLE FOR PURCHASE
     3.1. Subject to Section 3.2, the maximum number of Shares that may be issued under the Plan shall be 2,500,000 Shares.
     3.2. In the event that the Shares shall be split up, divided, combined or otherwise reclassified through recapitalization, merger, consolidation, stock dividend or split, combination or exchange of Shares or spin-off or otherwise, the Committee shall make such equitable adjustments in the Plan and the then outstanding offering as it deems necessary and appropriate including, but not limited to, changing the number of Shares reserved under the Plan. Notwithstanding the foregoing, if the Company shall subdivide the Shares or the Company shall declare a dividend payable in Shares, and if no action is taken by the Committee, then the adjustments contemplated by this Section 3.2 that are proportionate shall nevertheless automatically be made as of the date of such subdivision of the Shares or dividend in Shares.
4. ADMINISTRATION
     4.1. In addition to the authority specifically granted to the Administrator in this Plan, the Administrator has full discretionary authority to administer this Plan, including but not limited to the authority to (a) interpret the provisions of this Plan, (b) prescribe, amend and rescind rules and regulations relating to this Plan, (c) correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any document authorized for use under this Plan, (d) engage one or more third parties to assist with the administration of the Plan and authorize the payment of fees thereto by the Company, and (e) make all other determinations necessary or advisable for the administration of this Plan. All Administrator determinations shall be made in the sole discretion of the Administrator and are final and binding on all interested parties.
     4.2. The Company will indemnify and hold harmless each member of the Board and the Committee, the Administrator, and any third parties engaged to assist in the administration of the Plan, as to any acts or omissions, or determination made, with respect to this Plan to the maximum extent that the law and, if applicable, the Company’s by-laws permit.
5. PARTICIPATION
     5.1. Prior to an Offering Date, each Eligible Employee may elect to become a participant in the Plan by delivering to the Company an executed Enrollment Form, which shall include (a) the amount elected by the Participant to apply to the purchase of Shares for that Offering Period, and (b) the manner of payment of such amount, which may be made by one (and only one) of the following means: (i) after-tax payroll deductions; (ii) cash payment to the Company; or (iii) Employee Loan.
     5.2. A Participant’s election to participate in the Plan shall continue in effect for subsequent Offering Periods, unless and until the Participant withdraws from Plan participation as provided in Section 9 or submits a new or revised Enrollment Form with respect to a subsequent Offering Period.
     5.3. The Administrator may specify such limitations and restrictions on a Participant’s right to purchase Shares under the Plan as the Administrator shall determine, including, but not limited to, restrictions on the amount or number of Shares that may be purchased by a Participant with respect to an Offering Period; provided that in no event may a Participant elect to purchase more than $20,000 of Shares for any Offering Period.
     5.4. An Enrollment Form or any change thereto shall be given effect only if properly and fully completed and executed by the Participant and submitted to the Company by the deadline established by the Administrator.
6. MANNER OF PAYMENT
     6.1. Payroll Deductions. If a Participant elects to pay the purchase price of Shares for any Offering Period through payroll deductions, then beginning on the first payroll paid following the Offering Date and ending on the last payroll paid on or before the Purchase Date, the Company shall deduct, on an after-tax basis, the amount so elected by the Participant. Payroll deductions shall cease if (a) the Participant withdraws from Plan participation as set forth in Section 9; or (b) there is insufficient pay from which to take the deduction. During an Offering Period, a Participant may not elect to increase or decrease (other than by withdrawing from the Plan) the payroll deduction amount or rate, as applicable, elected by the Participant on his or her Enrollment Form. The Company will not credit interest or other earnings on accumulated payroll deductions.
     6.2. Cash Payment. If a Participant elects to pay the purchase price of Shares for any Offering Period through a cash payment to the Company, then the Participant shall provide to the Company a check or money order made payable to the order of the Company in the amount specified on the Participant’s Enrollment Form by the deadline established by the Administrator for the Offering Period. If a Participant fails to timely deliver the full cash payment for the Offering Period, the Participant shall be deemed to have withdrawn from Plan participation. During an Offering Period, a Participant may not change (other than by withdrawing from the Plan) the amount of cash payment elected by the Participant on his or her Enrollment Form. Accordingly, if a Participant submits a cash payment for more or less than the amount he or she indicated on his or her Enrollment Form, the Participant’s payment will be returned and the Participant will be deemed to have withdrawn from the Plan. The Company will not credit interest or other earnings on cash payments it receives.
     6.3. Employee Loan.
     (a) A Participant who is a Section 16 Person on the Offering Date may not elect to pay the purchase price of Shares for such Offering Period with an Employee Loan. If a Participant who elects, with respect to an Offering Period, to pay the purchase price of Shares for any Offering Period with an Employee Loan becomes a Section 16 Person prior to the Purchase Date, then such Participant’s then pending Employee Loan for such Offering Period will automatically be cancelled as of the date immediately prior to the date such individual becomes a Section 16 Person, and in such event, the Participant may elect to purchase Shares for such Offering Period with a cash payment (as described in Section 6.2) in an amount equal to or less than the previously designated Employee Loan amount. In addition, on the date immediately prior to the date a

Participant becomes a Section 16 Person, all prior outstanding Employee Loans must be repaid in full (including accrued interest thereon).
     (b) If an eligible Participant elects to pay the purchase price of Shares for any Offering Period with an Employee Loan, then the Participant shall execute a promissory note for the amount elected by the Employee, a collateral pledge agreement pledging any and all Shares purchased under the Plan as collateral security for the Employee Loan, and any other documents required by the Administrator, in such forms as may be prescribed by the Administrator, and return such executed documents with the completed and executed Enrollment Form. Employee Loans shall be subject to the following terms and conditions:
(i)	The principal amount of all Employee Loans originated by a Participant in any calendar year shall not exceed twenty percent (20%) of such Participant’s Annual Compensation.

(ii)	The principal amount of an Employee Loan originated by a Participant on an Offering Date may not exceed (A) $250,000 (or such lesser amount as determined by the Administrator for any Offering Period) reduced by (B) the aggregate principal amounts of all outstanding Employee Loans in effect for such Participant on such Offering Date.

(iii)	No Employee Loan shall be made to a Section 16 Person.

(iv)	Each pending Employee Loan for any Offering Period will automatically become effective on the Purchase Date for such Offering Period unless (A) the Participant withdraws from Plan participation as set forth in Section 9; or (B) the Participant becomes a Section 16 Person as described in subsection (a).

(v)	During an Offering Period, a Participant may not elect to increase or decrease (other than by withdrawing from the Plan) the Employee Loan amount elected on the Enrollment Form for such Offering Period.

(vi)	Each Employee Loan will bear interest in an amount equal to the Applicable Federal Rate in effect for loans with a maturity date in excess of nine (9) years, as such rate is in effect on the date the Employee Loan becomes effective, subject to any default interest due upon default on the Employee Loan as specified therein.

(vii)	The interest due on each Employee Loan shall be payable by the Participant no later December 31 (or such earlier date as may be specified by the Administrator) of each year while the Employee Loan is outstanding. If a Participant has not submitted a cash payment (check or money order) or payroll deductions for the annual interest owed by the due date, the Employer shall have the right to offset from any compensation otherwise payable to the Participant the amount of interest so due.
(viii)	An Employee Loan will be due and payable in full upon the earliest of (A) the date of settlement of the Participant’s sale of any Shares purchased under the Plan; (B) the Participant’s termination of employment from the Employer for any reason; (C) the date immediately prior to the date a Participant becomes a Section 16 Person; (D) the 10th anniversary of the effective date of such Employee Loan; or (E) the Participant becoming subject bankruptcy or insolvency proceedings.

(ix)	The Company may permit principal and/or interest payments under an Employee Loan to be made by payroll deduction.

(x)	An Employee Loan will be secured by a pledge of any and all Shares purchased by the Participant under the Plan, but will otherwise also be fully recourse against the Participant. If the Employee Loan is not paid in full when due under clause (viii) above, then, in addition to any other rights and remedies the Company may have, the Company shall have the right to (A) execute on the collateral; (B) offset from any compensation otherwise payable to the Participant by the Employer the unpaid amount; and/or (C) pursue collection on any other assets (including other Shares) of the Participant and/or pursue any other available legal or equitable remedies.

(xi)	An Employee Loan may be prepaid in whole or part at any time or from time to time without premium or penalty (but including all accrued interest thereon through the date of prepayment). Any prepayment shall first be applied against accrued interest and thereafter against outstanding principal on the Employee Loan.

(xii)	At any time, the Administrator may place a limit on the aggregate amount of Employee Loans made to all Participants.
7. STOCK PURCHASES
     7.1. On each Purchase Date, each Participant will be deemed, without further action, to have elected to purchase directly from the Company the number of whole and fractional Shares that the Participant’s payroll deductions, cash payment or Employee Loan amount for that Offering Period can purchase at the Fair Market Value on that Purchase Date.
     7.2. As soon as practicable after each Purchase Date, the Company will arrange for the delivery of the Shares purchased directly from the Company by Participants on the Purchase Date, or will arrange to have such delivery of Shares made in book entry form. The Administrator may require that Shares purchased under the Plan be deposited directly with a provider designated by the Company. The Administrator may require that Shares be retained by the designated provider for a specified period of time and may restrict dispositions during that period, or any other period, and the Administrator may establish other procedures to permit tracking of disposition of Shares or to restrict the sale or transfer of Shares.
     7.3. The Administrator may require, as a condition of participation in the Plan, that each Participant who purchases Shares with an Employee Loan agree to notify the Company (or agree to authorize the designated provider to notify the Company) prior to the sale or disposition of any Shares under the Plan and agree to irrevocably authorize the designated provider to remit any proceeds from the sale or disposition of such Shares to the Company to help ensure the Participant’s payment of the outstanding Employee Loan balance (including all accrued interest thereon).
     7.4. A Participant shall have no ownership interest in, or voting rights with respect to, a Share unless and until such Share has been issued in the Participant’s name upon full payment therefor.
     7.5. Only a Participant, in his or her sole name, may purchase Shares under the Plan. In no event shall Shares be purchased under the Plan by or on behalf of the Participant’s estate, family members, trust, individual retirement account, or 401(k) plan account, whether singly or jointly.
8. STOCK SALES
     8.1. A Participant may sell his or her Shares acquired under the Plan at any time by delivering to the Company, or to a provider designated by the Company, as determined by the Administrator, a Stock Sale Authorization Form and Transaction Request Instructions, which shall identify the number of Shares to be sold. Sales of such Shares shall be effected in the market for the Shares by the provider designated by the Company on a “best efforts” basis as soon as possible at then prevailing market prices after receipt by the provider of a properly completed Stock Sale Authorization Form and Transaction Request Instructions. If such Shares are sold through a designated provider, the sale proceeds may be reduced by sales commissions and/or fees charged by the provider.
     8.2. If a Participant elected to pay for any of his or her Shares acquired under the Plan with an Employee Loan, and desires to sell any Shares under the Plan, then the Company shall be notified, and the proceeds of such sale, after deduction of any sales commissions and/or fees charged by the provider, shall be remitted to the Company to help ensure the Participant’s repayment of the Employee Loan. Any repayment of an Employee Loan shall be first applied against any accrued interest due on the Employee Loan, and thereafter against outstanding principal thereon.
     8.3. A Participant who is a Section 16 Person may sell his or her shares acquired under the Plan only (a) pursuant to an effective registration statement under the Securities Act of 1933; (b) in a transaction that is exempt from registration under the Securities Act of 1933, such as a sale that fully complies with the Rule 144 under the Securities Act of 1933; and (c) subject to any other policies or restrictions imposed by the Company.

9. WITHDRAWAL FROM PARTICIPATION
     9.1. A Participant may withdraw from participation in the Plan at any time before a Purchase Date by notifying the Company of the Participant’s election to withdraw, pursuant to such rules as are prescribed by the Administrator, including rules requiring that the Participant’s withdrawal election be made by a certain time in order to be given effect.
     9.2. A Participant shall be automatically withdrawn from participation in the Plan (including for any then pending Offering Period) upon the Participant’s termination of employment from the Employer for any reason. The Administrator may establish rules regarding when leaves of absence will be considered a termination of employment.
     9.3. A Participant who has elected to pay the purchase price for Share in cash shall be automatically withdrawn from participation in the Plan if the Participant fails to timely submit the correct amount of the Participant’s elected cash payment to the Company.
     9.4. If a Participant withdraws from the Plan (either pursuant to his or her election or automatically as set forth in Section 9.2 or 9.3), then
     (a) any portion of the Purchase Price paid by the Participant (whether through payroll deductions or cash payment) for that Offering Period will be returned to the Participant (without interest or earnings thereon) or any pending Employee Loan documentation for that Offering Period executed by the Participant shall be voided, as applicable;
     (b) no purchases of Stock will be made on the Participant’s behalf for the Offering Period in which such withdrawal occurs; and
     (c) the Participant may participate in a future Offering Period, if eligible, only if he or she timely completes a new Enrollment Form for such Offering Period.
10. RIGHTS NOT TRANSFERABLE
     10.1. No right granted to an Eligible Employee to purchase Shares pursuant to the Plan may be sold, pledged, assigned or transferred in any manner.
11. EXPENSES
     11.1. The Company shall pay the service charges, brokerage commissions and/or fees, costs of mailing and other charges and fees incurred in connection with the maintenance of the Plan and the purchase of Shares under the Plan. Each Participant shall pay the applicable brokerage costs and/or other sales commissions and/or fees in connection with the sale of his or her Shares purchased under the Plan. Additional fees or costs may be incurred by the Participant under any Employee Loan, as may be specified therein.

12. COMPLIANCE WITH LAW
     12.1. The Plan, the grant and exercise of purchase rights under the Plan, and the Company’s obligation to sell and deliver Shares under the exercise of such purchase rights will be subject to all applicable federal, state and foreign laws, rules and regulations, and to such approvals by any regulatory or government agency as may, in the opinion of counsel for the Company, be required or desirable.
13. EFFECTIVENESS, AMENDMENT, SUSPENSION AND TERMINATION OF THE PLAN
     13.1. The Plan may be amended by the Committee at any time and in any respect.
     13.2. The Plan will terminate on the earlier of (a) any date as determined by the Board or Committee in its discretion, or (b) on the Purchase Date on which all Shares reserved for issuance under the Plan have been purchased. If the termination is pursuant to subsection (a), effective on the date of termination of the Plan, all Participants will be considered to have withdrawn from participation and the provisions of Section 9 shall apply. If the termination is pursuant to subsection (b) and the Participants have subscribed for more Shares than are available for purchase, the reserved Shares remaining as of the Plan’s termination date will be made available for purchase pro-rata by Participants based on the purchase amount elected by the Participant, and any funds received by the Company from Participants that are not used to purchase Shares shall be promptly returned to the Participants.
14. GOVERNING LAW AND RULES OF INTERPRETATION
     14.1. Words used in the masculine gender shall be construed to include the feminine gender, where appropriate, and words used in the singular or plural shall be construed as being in the plural or singular, where appropriate.
     14.2. The headings and subheadings in the Plan are inserted for convenience of reference only and are not be considered in the interpretation of any provision of the Plan.
     14.3. If any provision of the Plan shall be held to be illegal or invalid for any reason, that provision shall be deemed null and void, but the invalidation shall not otherwise impair or affect the Plan.
     14.4. The Plan will be governed by the laws of the State of Wisconsin, without regard to that State’s choice of law rules.